UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 29, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 29, 2006 - Interim Results




                                                          Tuesday 29 August 2006


               INTERIM RESULTS FOR SIX MONTHS ENDED 30 JUNE 2006
                     AND TWO ACQUISITIONS IN NORTH AMERICA


Bunzl plc, the international distribution and outsourcing Group, today announces its interim results for the six months ended 30 June 2006 and two significant acquisitions in North America.

- Revenue up 17% to GBP1,603.2 million

- Operating profit before intangible amortisation up 14% to GBP104.8 million

- Profit before tax and intangible amortisation up 11% to GBP97.8 million

- Profit before tax up 9% to GBP88.1 million

- Earnings per share of continuing operations up 7% to 17.5p

- Adjusted earnings per share* up 8% to 19.3p

- Dividend up 8% to 5.3p

* before intangible amortisation


Other highlights include:

- All business areas increased revenue and profits

- Improved overall organic growth

- Acquisitions in North America of Morgan Scott and United American Sales announced today

- Southern Syringe, a healthcare distributor in the UK, acquired in July

- 2006 acquisitions to date add annualised revenue of about GBP285 million

- Limited on-market share buy back


Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"These are a good set of results. They combine sound operating performance with a number of acquisitions which fit closely with our stated strategy while at the same time opening important potential development opportunities for the Group."

Michael Roney, Chief Executive of Bunzl, said:

"These  results show the good progress which we have made in the first half. Our
improved  level  of  underlying   growth  and  the  continuing   integration  of
acquisitions clearly position us well for the future."

Bunzl also today announces that it has completed two further acquisitions in North America.

The Company has acquired the business of Morgan Scott from two privately owned companies, Morgan Scott Inc, controlled by William O'Brien and Robert Giroux, and Morgan Scott (Kingston) Inc, controlled by Robert Tremblay. Based in Toronto, the business is engaged in the distribution of jan/san and foodservice disposable products in eastern Canada. Revenue in 2005 was C$65.6 million and the gross assets acquired are estimated to be C$19 million.

Bunzl has also purchased the business of United American Sales Inc from a private company owned by Joseph Sodini and Timothy Homan. Based in Ohio with facilities also in California, Nevada, Texas and Georgia, the business supplies personal protection equipment through redistributors to the industrial and construction markets. Revenue in 2005 was $57.7 million and the gross assets acquired are estimated to be $15 million.

Commenting on these acquisitions, Michael Roney, Chief Executive of Bunzl, said:

"The acquisitions of Morgan Scott and United American Sales are excellent additions to our successful and growing business in North America. Morgan Scott will further strengthen our presence in eastern Canada, particularly in the jan/ san and foodservice sectors, while United American Sales will enable us to enter the redistribution sector for personal protection equipment in North America and provides an opportunity to develop further in this market.

Together with Southern Syringe, announced in July, we have now completed three acquisitions since the end of June, each of which gives the Group exciting opportunities to develop successfully in both existing and new sectors with significant potential. With the acquisitions made in the first half, they will add annualised revenue of about GBP285 million".

Enquiries:

Bunzl plc                                         Finsbury
Michael Roney, Chief Executive                    Roland Rudd
Brian May, Finance Director                       Mark Harris
Tel: 020 7495 4950                                Tel: 020 7251 3801



CHAIRMAN'S STATEMENT

During our first full year as a focused, international, value-added distribution and outsourcing Group, I am pleased to be able to report that overall trading in the first half has continued to be strong with revenue up 17% to GBP1,603.2 million. This increase was principally the result of a combination of organic growth and acquisition activity. Currency movements, largely the dollar which, despite currently being weaker than it was at this time last year, averaged $1.79 to GBP1 during the first half compared to $1.86 in 2005, contributed about 2.5% to this increase. Following the Group's reorganisation in November 2005 into four geographic business areas (North America, UK & Ireland, Continental Europe and Australasia), it is particularly pleasing that all areas showed increased revenues over the comparable period last year.

Operating profit before intangible amortisation was up 14% to GBP104.8 million with each business area also showing an increase over 2005. Profit before tax increased 9% to GBP88.1 million. This was impacted by an increase of 75% in the interest charge to GBP7.0 million as a result of higher interest rates, particularly in North America, combined with a slightly higher level of debt, and amortisation up 33% as a result of acquisition activity. With somewhat more shares in issue, principally due to the exercise of options by Filtrona employees following its demerger from the Group last summer, earnings per share of continuing operations rose by 7%. Adjusted earnings per share, after eliminating intangible amortisation, rose 8% to 19.3p.

Strategy

We are continuing to pursue our well defined strategy of focusing on our strengths and consolidating our markets while also logically extending the product and geographic areas in which we compete. Expanding our geographic spread, increasingly co-ordinating our procurement and international sourcing and continually redefining and deepening our commitment to our customers and markets remain important ongoing elements of our success.

Dividend

The Board has  decided to  increase  the  interim  dividend by 8% to 5.3p (2005:
4.9p).   Shareholders  will  again  be  able  to  participate  in  our  dividend reinvestment plan.

Board

On 1 January Brian May, who had been Finance Director designate since June 2005, joined the Board as Finance Director. His previous role was as Finance Director of our growing and successful European and Australasian businesses. Also on 1 January, Peter Johnson, Chairman of Inchcape plc, joined the Board as an independent non-executive director. His experience of distribution and international markets is already proving to be of value to us. Finally on 31 January, David Williams, Finance Director until the end of 2005, retired after reaching his normal retirement age and having served as a director for over 14 years. I wish Brian every success in his new role and welcome Peter to the Board. I would also like to thank David for his highly significant contribution to Bunzl over many years.


CHIEF EXECUTIVE'S REVIEW

Operating performance

Revenue rose by 17% to GBP1,603.2 million due to a combination of improved organic growth and the impact of acquisitions. Operating profit before intangible amortisation of GBP104.8 million was 14% higher than 2005 as the acquisitions made in the second half of 2005 at lower than average Group margins continue to be integrated into the operations. While the overall net margin is down from 6.7% to 6.5%, the net margin excluding the impact of acquisitions has improved slightly.

In North America revenue rose by 24% with operating profit increasing by 18% largely due to the impact of the lower margin acquisitions completed in the second half of 2005. Revenue and operating profit in the UK & Ireland rose by 3%. Continental Europe showed a 16% increase in revenue and an 11% improvement in operating profit due to good growth from recent acquisitions at lower margins than the business area average and a small reduction in operating returns. In Australasia revenue increased by 19% and operating profit rose by 18%. Adjusted earnings per share, after eliminating the effect of intangible amortisation, were 19.3p, an increase of 8%.

Cash inflow from operations funded acquisition activity and reduced net debt from GBP355.5 million at the year end to GBP296.6 million. With shareholders' equity increasing to GBP503.6 million from GBP460.4 million at the year end, gearing fell to 58.9% from 77.2%. Return on operating capital was 62.7% compared to 62.1% in the first half of 2005 and 61.4% for the year.

Acquisitions

In 2006 we have made acquisitions in each of the business areas. Master Craft Packaging, which serves the redistribution and foodservice sectors in California, Oregon and Washington and had revenue of $11 million in 2005, was purchased in January. Midshires Group, with revenue of GBP12 million in 2005, provides vending services throughout central England and was acquired in late January. In April we announced the acquisition of Picardie Hygiene, a cleaning and hygiene distributor based in northeast France which had revenue of EUR10 million in 2005, and the purchase of Allcare Disposable Products, a distributor to food processors based in Melbourne, Australia with revenue of A$23 million in the year to June 2005. In early July we acquired Southern Syringe. The business, which is based in London, is involved in the sale and distribution throughout the UK of healthcare related consumables to a variety of end users including the NHS, private hospitals and nursing homes and had revenue of GBP182 million in 2005. This important acquisition significantly expands our position in the growing healthcare consumables market. Today we announced the purchase of Morgan Scott and United American Sales. Based in Toronto, Morgan Scott had revenue in 2005 of C$66 million. It is a regional distributor of jan/ san and foodservice disposable products and will further strengthen our presence in eastern Canada. United American Sales is a redistributor based in Ohio with revenue in 2005 of $58 million. This business is our first move into the redistribution sector for personal protection equipment in the North American market.

2006 acquisition activity to date will add annualised revenue of about GBP285 million at a total cost of GBP90 million.

Share buy back

We have decided to implement a limited on-market share buy back programme, such purchases to be made subject to market conditions. This is consistent with the Board's objective of maintaining an appropriate balance sheet structure while continuing with our strategic priority of growing both organically and by acquisition.

Prospects

The possibilities for growth in our sectors continue to be promising and, as we expand both organically and through acquisitions, we will extend our coverage and further consolidate our markets.

Revenue in North America remains strong, aided by good underlying growth supported by upward pressure from product prices, and the impact of recently acquired businesses. The acquisitions made in the second half of 2005, at lower than the Group's average margins, are now largely integrated onto the Company's IT platform and, together with the more recent acquisitions, are expected to show benefits in future periods.

In the UK & Ireland organic growth has slowed due to weaker market conditions and competitive pressures. Tight cost control, supported by additional operating efficiencies, continues to offset underlying cost pressures. The recently announced acquisition in the growing healthcare consumables market will broaden our product offering and customer base and will give us the opportunity to extend our business in this sector.

Revenue in Continental Europe continues to develop well due to a combination of good organic growth across all businesses and the impact of acquisitions. While we expect some continued margin pressure, we will reduce operating costs through the ongoing integration of the acquisitions onto new IT platforms and further business reorganisation. Overall we see good growth opportunities as we consolidate our markets and extend our coverage into new countries.

The outlook for Australasia is good due to satisfactory organic growth, increased international sourcing and the positive effect of acquisitions made since the first half of 2005.

While the first half US dollar translation impact has been favourable compared to 2005, if the current rate holds until the end of the year the impact on the full year results would be slightly negative.

The combination of good organic growth, our strong positions in the markets in which we operate, the most recent acquisitions and a promising pipeline of opportunities give us confidence that the prospects are good and that the Group will continue to develop satisfactorily.

North America

A combination of organic and acquisition growth contributed to dollar revenue growth of 19% and a 14% increase in dollar operating profit. The underlying revenue growth has improved as has the underlying margin despite rising input prices and continued competitive pressure. All of our sectors showed good organic growth and, while the supermarket business continues to be the largest of our customer categories, we continue to expand our presence in a greater way in the redistribution, food processor, non-food retail and convenience store business sectors.

Acquisitions made in 2005 were an important component of our growth and the ongoing successful integration of SOFCO, A W Mendenhall and Retail Resources will benefit our margins and support our growth initiatives in the key sectors of redistribution and non-food retail. Although currently generating lower margins, we expect to see improvement as they are all now on our IT platform and many cost reduction initiatives have recently been implemented.

The three acquisitions made this year are exciting additions to our current business. In January we purchased Master Craft Packaging which strengthens our position in the redistribution and foodservice segments. Today we announced the acquisition of Morgan Scott and United American Sales. Morgan Scott is a Toronto based distributor of jan/san and foodservice disposable products which will significantly grow our sales in eastern Canada. United American Sales is a redistribution business supplying personal protection equipment into the industrial and construction markets. This business gives us a platform to grow in a new sector with significant potential.

In order to drive organic sales growth, we are making significant investments in our employees. An example of this is the VIP (value, integrity, performance) sales training and development initiative launched in the second half of 2005. It is designed to give our sales professionals the more advanced selling tools to help them identify opportunities to enhance margin and increase sales. All General Managers, Sales Managers and Sales Representatives have completed this three day programme. Our goal is to expand the VIP training to other operational areas of the business in order to enhance our exceptional customer service.

We also anticipate organic growth through deeper penetration of existing customers, particularly with jan/san products. A new catalogue contains information on more than 5,000 jan/san and foodservice items for our redistribution business. We are also working closely with suppliers to further develop our jan/san capabilities on a national basis.

Despite higher fuel charges we continue to manage our costs effectively. Proactive measures to minimise the impact on our cost base include modification of truck driving behaviour and practices to improve driver safety and fuel economy. Outbound freight costs have been kept to a minimum by implementation of a new freight rating system. We are confident that our IT capabilities, supply chain and delivery methods will help to decrease costs, particularly in our recent acquisitions. In addition, we continue to strengthen our relationships with both suppliers and customers to further enhance our competitive position.

UK & Ireland

During the first half, when both sales and operating profit grew by 3%, we continued to implement many initiatives to grow our business and make our operations more efficient.

The retail supplies business benefited from a new contract with a leading high street retailer which was won during 2005. Our history of growing business with current customers and winning new ones continued in 2006 as we moved into a new segment with an agreement to supply a national chain of garage forecourts. Our Manchester warehouse site is undergoing a significant expansion to handle the growth in our retail business.

While the horeca (hotel, restaurant and catering) market has been challenging, our business has implemented several initiatives to operate more efficiently at lower cost that will put us in a better position for the future.

While revenue in the cleaning and safety business was flat, we saw an improvement in operating margins. Our customer segments provided mixed results as the sales grew to major contract cleaners and construction companies but declined to manufacturers and smaller, local customers. At the end of the first half we secured a long term national contract with a leading contract cleaner and we also opened a new safety supplies branch in Essex to better serve that local market. Margins were partly enhanced by a continuing focus on imported products and private label sales.

In Ireland revenue in the horeca business was boosted by the continuing investment in the hotel sector while we consolidated our cleaning and safety businesses in Dublin to improve operating efficiencies and to maximise cross selling opportunities.

Vending benefited from the acquisition of Midshires at the end of January. This increased our presence in the Midlands and we have already completed the integration of the Midshires sites with our existing locations.

While the healthcare business was impacted by the NHS budget deficits, spending cutbacks and the rising price of latex for gloves, we made good progress by offering new product ranges and increasing our sales of vinyl and nitrile gloves. In early July we made an important acquisition, that of Southern Syringe with sales of GBP182 million in 2005. This company has a significant presence in the healthcare distribution market and, although currently operating at considerably lower than the Group's average margins, will give us an opportunity to develop successfully in this sector.

Continental Europe

Revenue increased by 16% and operating profit rose by 11% as the business continued to develop through stronger organic growth and the impact of acquisitions. The combination of acquisitions made at lower than the business area average margin and a small reduction in operating returns caused a decline in the overall margin.

In France our business has experienced satisfactory growth in spite of a difficult market. Sales to national account cleaning and hygiene customers have grown and this has been further supported by the acquisition of Picardie Hygiene. Margin pressure will be partly offset through the recent introduction of Techline, our own branded range of products, and our ongoing investment in a new IT system. Our personal protection equipment/safety products business has performed well principally due to strong organic growth.

In the Netherlands our retail business achieved excellent results through very good organic growth. We have increased our range of products and greatly benefited from significant new contracts. Our business supplying horeca customers also delivered a strong performance largely due to organic sales growth.

In Germany the good growth in revenue came from additional business with national and regional accounts and from the FIFA World Cup. Strong cost control also helped to improve profitability.

Our retail business in Denmark has exceeded expectations as strong organic growth has been supported by ongoing cost savings. Our business supplying horeca customers continues to prosper. A significant contract win at the end of 2005 and the introduction of a food solutions product range have helped deliver profitable growth.

The recent acquisitions in central Europe have performed very well and have increased our interest in emerging market opportunities. Beltex, our cleaning and safety products business based in Hungary and acquired in November 2004, delivered a strong performance principally due to good underlying revenue growth and good cost control. Tecep, our retail business purchased in July 2005 covering the principal countries of central Europe, delivered better than expected results due to increased sales of equipment and packaging to new supermarkets in the region.

Australasia

A combination of organic and acquisition growth increased revenue and operating profit by 19% and 18% respectively.

Our main business continues to grow organically and leverage its strong market position as a leading consolidator within its core sectors of healthcare, industrial, horeca and retail. We have achieved new contract wins and a new distribution facility in New Zealand will further support our growth initiatives.

Our specialist healthcare business, Sanicare, which was acquired in July 2005, was successfully integrated into the Bunzl operating system in April. From July 2006 Sanicare will also operate out of the new Bunzl facility in New Zealand which will be the platform for our business development within this region.

In April we acquired Allcare Disposable Products, which expands our position and product offering into the food processor sector. Allcare is a recognised market leader and the acquisition strengthens our position while creating opportunities for wider distribution of existing product categories.

We continue to pursue initiatives to operate more efficiently at lower cost. We have successfully conducted consolidation import trials from a warehouse in Shanghai. The business is investing in new infrastructure along with upgrading existing facilities and additional enhancements to our IT systems. An internet ordering platform has been developed to complement our existing e-business connections with customers and suppliers.



                         CONSOLIDATED INCOME STATEMENT

                                            Six months  Six months
                                                    to          to     Year to
                                               30.6.06     30.6.05    31.12.05
Continuing operations                  Notes      GBPm        GBPm        GBPm
--------------------------------------------------------------------------------
Revenue

Existing businesses                            1,592.0     1,366.3     2,924.4
Acquisitions                                      11.2
--------------------------------------------------------------------------------
                                         2     1,603.2     1,366.3     2,924.4
--------------------------------------------------------------------------------

Operating profit before intangible
amortisation
Existing businesses                              103.9        91.8       203.4
Acquisitions                                       0.9
--------------------------------------------------------------------------------
Operating profit before
intangible amortisation                          104.8        91.8       203.4
--------------------------------------------------------------------------------
Intangible amortisation                           (9.7)       (7.3)      (15.9)
--------------------------------------------------------------------------------
Operating profit                         2        95.1        84.5       187.5
Finance income                           3         9.5        14.2        22.0
Finance cost                             3       (16.5)      (18.2)      (32.8)
--------------------------------------------------------------------------------
Profit before income tax                          88.1        80.5       176.7
--------------------------------------------------------------------------------
Profit before income tax and
intangible amortisation                           97.8        87.8       192.6
--------------------------------------------------------------------------------
UK income tax                                     (5.3)       (3.8)       (8.7)
Overseas income tax                              (22.8)      (21.8)      (48.0)
--------------------------------------------------------------------------------
Total income tax                         4       (28.1)      (25.6)      (56.7)
--------------------------------------------------------------------------------
Profit for the period                             60.0        54.9       120.0
--------------------------------------------------------------------------------

Discontinued operations
Profit for the period                                -         4.2         4.2
--------------------------------------------------------------------------------
Total profit for the period                       60.0        59.1       124.2
--------------------------------------------------------------------------------

Attributable to:
Equity holders of the Company                     60.0        58.5       123.6
Minority interests                                   -         0.6         0.6
--------------------------------------------------------------------------------
Total profit for the period                       60.0        59.1       124.2
--------------------------------------------------------------------------------

Earnings per share of the total
profit for the period
attributable to the Company's
equity holders
--------------------------------------------------------------------------------
Basic                                             17.5p       17.4p       36.5p
--------------------------------------------------------------------------------
Diluted                                           17.4p       17.3p       36.3p
--------------------------------------------------------------------------------
Earnings per share of the profit
for the period from continuing
operations attributable to the
Company's equity holders
--------------------------------------------------------------------------------
Basic                                    6        17.5p       16.3p       35.4p
--------------------------------------------------------------------------------
Diluted                                  6        17.4p       16.2p       35.2p
--------------------------------------------------------------------------------
Proposed dividend per share
relating to the period                             5.3p        4.9p       15.7p
--------------------------------------------------------------------------------


            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                    Six months        Six months
                                            to                to       Year to
                                       30.6.06           30.6.05      31.12.05
                                          GBPm              GBPm          GBPm
--------------------------------------------------------------------------------
Profit for the period                     60.0              59.1         124.2

Actuarial gain/(loss) on pension
schemes                                   20.0             (19.2)        (27.3)
Deferred taxation on actuarial
(gain)/loss                               (6.2)              6.2           8.4
Currency translation differences*         (3.3)              0.7           8.1
Movement of cash flow hedging
reserve                                   (0.6)              2.1           1.6
--------------------------------------------------------------------------------
Net income/(expense) recognised
directly in equity                         9.9             (10.2)         (9.2)
--------------------------------------------------------------------------------
Total recognised income for the
period                                    69.9              48.9         115.0
--------------------------------------------------------------------------------
Adoption of IAS 32 and IAS 39                               (1.3)         (1.3)
--------------------------------------------------------------------------------
                                          69.9              47.6         113.7
--------------------------------------------------------------------------------
Attributable to:
Equity holders of the Company             69.9              48.0         114.1
Minority interests                           -               0.9           0.9
--------------------------------------------------------------------------------
Total recognised income for the
period                                    69.9              48.9         115.0
--------------------------------------------------------------------------------

* Currency translation differences for the six months to 30 June 2006 of GBP(3.3)m (six months to 30 June 2005: GBP0.7m; year to 31 December 2005:
GBP8.1m) are net of gains of GBP9.1m (six months to 30 June 2005: GBP2.1m; year to 31 December 2005: losses of GBP15.7m) taken to equity as a result of designated effective net investment hedges.


                           CONSOLIDATED BALANCE SHEET

                                          30.6.06       30.6.05       31.12.05
                                             GBPm          GBPm           GBPm
--------------------------------------------------------------------------------
Assets
Property, plant and equipment                72.7          64.2           69.8
Intangible assets                           699.1         597.2          695.5
Derivative assets                               -             -            4.8
Deferred tax assets                           9.0          13.6           22.2
--------------------------------------------------------------------------------
Total non-current assets                    780.8         675.0          792.3

Inventories                                 247.2         218.8          272.3
Income tax receivable                         2.1           2.8            2.5
Trade and other receivables                 468.4         424.3          470.7
Derivative assets                             0.6           0.8            0.9
Cash and deposits                            66.6         103.8           53.7
--------------------------------------------------------------------------------
Total current assets                        784.9         750.5          800.1
--------------------------------------------------------------------------------
Total assets                              1,565.7       1,425.5        1,592.4
--------------------------------------------------------------------------------

Equity
Share capital                               111.7         110.0          111.4
Share premium                               115.8          98.9          112.8
Merger reserve                                2.5             -            2.5
Capital redemption reserve                    8.6           8.6            8.6
Cash flow hedging reserve                    (0.3)          0.8            0.3
Translation reserve                           5.2           1.1            8.5
Retained earnings                           260.1         171.2          216.3
--------------------------------------------------------------------------------
Total equity                                503.6         390.6          460.4

Liabilities
Interest bearing loans and borrowings       289.0         287.8          339.7
Retirement benefit obligations               39.9          53.2           60.0
Other payables                                2.0           4.8            1.5
Derivative liabilities                        2.2             -              -
Provisions                                   34.3          31.9           38.3
Deferred tax liabilities                     72.3          62.3           79.3
--------------------------------------------------------------------------------
Total non-current liabilities               439.7         440.0          518.8

Bank overdrafts                              25.0          42.6           17.0
Interest bearing loans and borrowings        49.2          59.0           52.5
Income tax payable                           52.0          41.8           40.8
Trade and other payables                    490.2         447.4          497.6
Derivative liabilities                        0.3             -              -
Provisions                                    5.7           4.1            5.3
--------------------------------------------------------------------------------
Total current liabilities                   622.4         594.9          613.2
--------------------------------------------------------------------------------
Total liabilities                         1,062.1       1,034.9        1,132.0
--------------------------------------------------------------------------------
Total equity and liabilities              1,565.7       1,425.5        1,592.4
--------------------------------------------------------------------------------


                        CONSOLIDATED CASH FLOW STATEMENT

                                             Six months Six months
                                                     to         to     Year to
                                                30.6.06    30.6.05    31.12.05
                                                   GBPm       GBPm        GBPm
--------------------------------------------------------------------------------
Cash flow from operating activities of
continuing operations

Profit before income tax                           88.1       80.5       176.7
Adjustments for non-cash items:
  Depreciation                                      7.1        6.7        13.6
  Intangible amortisation                           9.7        7.3        15.9
  Other                                             3.0       (0.2)        4.5
Working capital movement                          (17.2)     (18.3)      (11.4)
Finance income                                     (9.5)     (14.2)      (22.0)
Finance cost                                       16.5       18.2        32.8
Special pension contribution                          -       (3.3)       (3.3)
Employee trust shares                               1.8        2.2        (2.7)
Other cash movements                               (7.3)      (5.3)       (6.4)
--------------------------------------------------------------------------------
Cash inflow from operating
activities of continuing operations                92.2       73.6       197.7

Cash inflow from operating
activities of discontinued
operations                                            -       16.1         2.2
Income tax paid of continuing
operations                                        (11.4)     (31.2)      (56.7)
Income tax paid of discontinued
operations                                            -       (2.8)       (2.8)
--------------------------------------------------------------------------------
Cash inflow from operating
activities                                         80.8       55.7       140.4

Cash flow from investing activities of
continuing operations
Interest received                                   3.4       10.5        11.8
Purchase of property, plant and
equipment                                          (8.0)      (4.8)      (11.4)
Sale of property, plant and
equipment                                           0.3        0.6         0.8
Purchase of businesses                            (24.0)     (22.7)     (124.4)
Demerger of business                                  -      115.4       115.4
Other investment cash flows                           -       (3.0)        0.7
--------------------------------------------------------------------------------
Cash (outflow)/inflow from investing
activities of continuing operations               (28.3)      96.0        (7.1)
Cash outflow from investing
activities of discontinued
operations                                            -      (12.3)      (12.3)
--------------------------------------------------------------------------------
Cash (outflow)/inflow from investing
activities                                        (28.3)      83.7       (19.4)

Cash flow from financing activities of
continuing operations
Interest paid                                      (6.0)     (10.5)      (20.2)
Dividends paid                                    (16.5)     (18.5)      (57.8)
Increase/(decrease) in short term
loans                                               4.2      (87.6)     (102.3)
(Decrease)/increase in long term
loans                                             (31.9)      (1.8)       37.6
Shares issued for cash                              3.3       11.4        26.6
--------------------------------------------------------------------------------
Cash outflow from financing
activities of continuing operations               (46.9)    (107.0)     (116.1)
Cash outflow from financing
activities of discontinued
operations                                            -      (35.1)      (35.1)
--------------------------------------------------------------------------------
Cash outflow from financing
activities                                        (46.9)    (142.1)     (151.2)

Exchange (loss)/gain on cash and
cash equivalents of continuing
operations                                         (0.7)      (0.9)        2.1
Exchange gain on cash and cash
equivalents of discontinued
operations                                            -        0.3         0.3
--------------------------------------------------------------------------------
Net exchange (loss)/gain on cash and
cash equivalents                                   (0.7)      (0.6)        2.4

Increase/(decrease) in cash and cash
equivalents                                         4.9       (3.3)      (27.8)
--------------------------------------------------------------------------------

Cash and cash equivalents at start
of period                                          36.7       64.5        64.5
--------------------------------------------------------------------------------
Increase in cash and cash
equivalents of continuing operations                4.9       30.5        19.9
Decrease in cash and cash
equivalents of discontinued
operations                                            -      (33.8)      (47.7)
--------------------------------------------------------------------------------
Cash and cash equivalents at end of
period                                             41.6       61.2        36.7
--------------------------------------------------------------------------------


Notes


1. Basis of preparation
The figures for the six months to 30 June 2006 and 30 June 2005 are unaudited and do not constitute statutory accounts. However, the auditors have carried out a review of the figures to 30 June 2006 and their report is set out in the Independent review report. The comparative figures for the year ended 31 December 2005 are not the Company's statutory accounts for the year. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.


The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 2005 statutory accounts. Some adjustments have been made to the figures for the six months to 30 June 2005, none of which materially impact the previously published financial information, to reflect reclassifications and interpretations of accounting standards following the adoption of International Financial Reporting Standards in 2005. As a result, for the six months to 30 June 2005, the intangible amortisation charge and the related deferred tax have each reduced by GBP0.5m, the basic and diluted earnings per share for the Group and for continuing operations have each increased by 0.3p and total equity has increased by GBP2.3m. There has been no change to the adjusted earnings per share for the six months to 30 June 2005 or to the financial information for the year ended 31 December 2005.


2. Segment analysis


                                           Revenue                         Operating profit
--------------------------------------------------------------------------------------------
                 Six months Six months                Six months     Six months
                         to         to     Year to            to             to     Year to
Continuing          30.6.06    30.6.05    31.12.05       30.6.06        30.6.05    31.12.05
operations             GBPm       GBPm        GBPm          GBPm           GBPm        GBPm
-------------------------------------------------------------------------------------------
North America         934.3      753.2     1,665.2          62.0           52.5       116.0
UK & Ireland          334.3      326.1       664.2          25.5           24.8        56.1
Continental Europe    278.3      239.8       490.0          20.9           18.8        37.9
Australasia            56.3       47.2       105.0           3.9            3.3         8.4
-------------------------------------------------------------------------------------------
                    1,603.2    1,366.3     2,924.4         112.3           99.4       218.4

Corporate                                                   (7.5)          (7.6)      (15.0)
Intangible
amortisation*                                               (9.7)          (7.3)      (15.9)
--------------------------------------------------------------------------------------------
                    1,603.2    1,366.3     2,924.4          95.1           84.5       187.5
--------------------------------------------------------------------------------------------

* For the six months to 30 June 2006 intangible amortisation comprised North America GBP2.1m, UK & Ireland GBP0.4m, Continental Europe GBP6.7m and Australasia GBP0.5m. For the six months to 30 June 2005 intangible amortisation comprised North America GBP0.8m, UK & Ireland GBP0.1m, Continental Europe GBP6.1m and Australasia GBP0.3m. For the year to 31 December 2005 intangible amortisation comprised North America GBP2.4m, UK & Ireland GBP0.3m, Continental Europe GBP12.6m and Australasia GBP0.6m.


3. Finance income/(cost)

                                Six months to     Six months to        Year to
                                      30.6.06           30.6.05       31.12.05
                                         GBPm              GBPm           GBPm
--------------------------------------------------------------------------------
Deposits                                  3.8               9.3           11.8
Expected return on pension scheme
assets                                    5.7               4.9           10.2
--------------------------------------------------------------------------------
Finance income                            9.5              14.2           22.0
--------------------------------------------------------------------------------

Loans and overdrafts                    (10.7)            (13.2)         (22.5)
Interest charge on pension scheme
liabilities                              (5.8)             (5.0)         (10.3)
--------------------------------------------------------------------------------
Finance cost                            (16.5)            (18.2)         (32.8)
--------------------------------------------------------------------------------


4. Income tax for continuing operations

A taxation charge of 32.0% (2005: 32.0%) on the profit on underlying operations excluding the impact of intangible amortisation of GBP9.7m (2005: GBP7.3m) and related deferred tax of GBP3.2m (2005: GBP2.5m) has been provided based on the estimated effective rate of taxation for the year. Including the impact of intangible amortisation and related deferred tax, the overall tax rate is 31.9% (2005: 31.8%).


5. Dividends

Dividends for the period in which they were declared are:

                                         Per share                                Total
-----------------------------------------------------------------------------------------
              Six months  Six months                 Six months  Six months
                      to          to     Year to             to          to     Year to
                 30.6.06     30.6.05    31.12.05        30.6.06     30.6.05    31.12.05
                                                           GBPm        GBPm        GBPm
------------------------------------------------------------------------------------------
2004 final                      9.15p       9.15p                      39.3        39.3
2005 interim                                 4.9p                                  16.5
2005 final          10.8p                                  36.5
------------------------------------------------------------------------------------------
                    10.8p       9.15p      14.05p          36.5        39.3        55.8
------------------------------------------------------------------------------------------

The 2006 interim dividend of 5.3p will be paid on 2 January 2007 to shareholders on the register on 17 November 2006.


6. Earnings per share

                                 Six months to     Six months to       Year to
                                       30.6.06           30.6.05      31.12.05
                                          GBPm              GBPm          GBPm
Continuing operations
Profit for the period                     60.0              54.9         120.0
Adjustment                                 6.5               4.8          11.0
--------------------------------------------------------------------------------
Adjusted profit*                          66.5              59.7         131.0
--------------------------------------------------------------------------------
Discontinued operations
Profit for the period (net of
minority interests)                          -               3.6           3.6
--------------------------------------------------------------------------------

Basic weighted average ordinary
shares in issue (million)                343.7             336.0         338.8
Dilutive effect of employee share
plans (million)                            1.5               2.2           1.7
--------------------------------------------------------------------------------
Diluted weighted average ordinary
shares (million)                         345.2             338.2         340.5
--------------------------------------------------------------------------------

Continuing operations
Basic earnings per share                  17.5p             16.3p         35.4p
--------------------------------------------------------------------------------
Adjustment                                 1.8p              1.5p          3.3p
--------------------------------------------------------------------------------
Adjusted earnings per share*              19.3p             17.8p         38.7p
--------------------------------------------------------------------------------
Diluted basic earnings per share          17.4p             16.2p         35.2p
--------------------------------------------------------------------------------
Discontinued operations
Basic earnings per share                     -               1.1p          1.1p
--------------------------------------------------------------------------------
Diluted basic earnings per share             -               1.1p          1.1p
--------------------------------------------------------------------------------

* Adjusted earnings per share excludes the charge for intangible amortisation and the related deferred tax. This adjustment removes a non-cash charge which is not used by management to assess the underlying performance of the businesses.


7. Cash and cash equivalents and net debt
                                            30.6.06       30.6.05     31.12.05
                                               GBPm          GBPm         GBPm
--------------------------------------------------------------------------------
Cash at bank and in hand                       27.4          82.9         48.4
Short term deposits repayable on demand           -           7.9            -
Bank overdrafts                               (25.0)        (42.6)       (17.0)
--------------------------------------------------------------------------------
Cash                                            2.4          48.2         31.4
Short term deposits repayable in less than
three months                                   39.2          13.0          5.3
--------------------------------------------------------------------------------
Cash and cash equivalents                      41.6          61.2         36.7
--------------------------------------------------------------------------------
Current liabilities - interest bearing
loans and borrowings                          (49.2)        (59.0)       (52.5)
--------------------------------------------------------------------------------
Non-current liabilities - interest bearing
loans and borrowings                         (289.0)       (287.8)      (339.7)
--------------------------------------------------------------------------------
Net debt                                     (296.6)       (285.6)      (355.5)
--------------------------------------------------------------------------------


8. Movement in reserves

                              Six months to      Six months to         Year to
                                    30.6.06            30.6.05        31.12.05
                                       GBPm               GBPm            GBPm
--------------------------------------------------------------------------------
Beginning of period                   460.4              487.5           487.5
Total recognised income for the
period                                 69.9               48.9           115.0
Final dividend                        (36.5)             (39.3)          (39.3)
Interim dividend                          -                  -           (16.5)
Issue of share capital                  3.3               11.4            29.2
Employee trust shares                   2.3                2.7            (1.1)
Share based payments                    4.2                1.8             8.0
Demerger of business                      -             (122.4)         (122.4)
--------------------------------------------------------------------------------
End of period                         503.6              390.6           460.4
--------------------------------------------------------------------------------


Independent review report
by KPMG Audit Plc to Bunzl plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the Consolidated income statement, the Consolidated statement of recognised income and expense, the Consolidated balance sheet, the Consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.


KPMG Audit Plc
Chartered Accountants
London
29 August 2006



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 29, 2006                        By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer